FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: March 10th, 2014
Chief Executive Officer

NATIONAL BANK OF GREECE S.A.

Press Release

Results from the BlackRock excercise

The Bank of Greece informed NBG regarding its capital shortfall arising from the stress test which incorporated the results from the BlackRock exercise.

Regarding the domestic expected credit losses estimated by BlackRock, NBG is placed in a better position in relation to the market. It is worth highlighting that the capital needs announced by the Bank of Greece for the NBG Group, amounting to €2,183 mn, essentially arise from Finansbank, on the back of an extremely conservative stress scenario that was included in the baseline scenario of the exercise.

Following instructions by the Bank of Greece, by April 15, 2014, NBG will present a capital actions plan which will be implemented within a reasonable timeframe. This plan will address the capital needs without raising new equity capital.

Athens, 6 March 2014